

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
John A. Attaway, Jr.
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re:** **Publix Super Markets, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 0-00981**

Dear Mr. Attaway, Jr.:

We have reviewed your response dated August 22, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 10

1. We have reviewed your response to comment one in our letter dated July 25, 2011. Since your proposed revisions are merely recitations of changes evident from the face of the financial statements, we reissue our prior comment. Please provide in future filings a more informative analysis and discussion of changes in operating cash flows for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, rather than merely stating that cash received from customers increased and was partially offset by the increase in cash paid to employees and suppliers, which a reader could determine from the face of your

statements of cash flows, explain why these items increased and explain why the change in these items was relatively flat from 2008 to 2009 but the increase was more significant from 2009 to 2010. To the extent you believe that you have already provided these explanations elsewhere within your MD&A narrative, you may cross-reference such disclosures; however, your disclosures in the aggregate should be sufficient to provide your readers with management's insight into the underlying reasons that caused net cash provided by operating activities to increase approximately 13% from 2008 to 2009 and again from 2009 to 2010. Since it does not appear to us that your current disclosures achieve this objective, please revise.

Results of Operations, page 13

2.   We have reviewed your response to comment two in our letter dated July 25, 2011. Since your sample disclosure revisions do not adequately address the items requested by our comment, we reissue our prior comment. Accordingly, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. In regards to your proposed disclosures, we note that you do not quantify the change in rent, utilities, and repair and maintenance expense, or the other factors contributing to the change in your operating and administrative expenses. You also do not explain why such items increased or decreased between periods. In regards to the reason for your comparable store increase in fiscal 2010, please expand on the factors contributing to an increase in customer counts, such as any changes in product mix, selling prices, promotional activity, and/or geographical trends. Please note that the nature of this comment should be applied to the rest of your results of operations discussion, not just the examples included herein. Considering that certain expenses within individual line items may not track closely with changes in sales, please quantify changes between periods in dollars as well as on a percentage of sales basis. In responding to our comment and drafting future disclosures, please strive to ensure that your disclosures in future filings satisfy the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 29

 (1) Summary of Significant Accounting Policies, page 29

(a) Business, page 29

3.   We have reviewed your response to comment four in our letter dated July 25, 2011 and
         have the following comments:

   • Please tell us which individual(s) make up your chief operating decision maker
     ("CODM") role under ASC 280-10-50-5 and clarify whether or not your CODM
     regularly reviews the operating results of your convenience stores, liquor stores,
     and/or Crispers restaurant in assessing performance and allocating resources. Also
     tell us if discrete financial information for those operations is available. If these
     operations do have discrete financial information and their results are regularly
     reviewed by your CODM but they do not meet the necessary criteria for aggregation
     with your grocery stores, please tell us how you considered disclosing these
     operations in an "all other" category for segment purposes pursuant to ASC 280-10-
     50-15. If these operations do not meet the definition of an operating segment, please
     tell us why separately disclosing convenience store, liquor store, and restaurant
     revenues would be inconsistent with the intent of ASC 280-10-50-40 or not beneficial
     to investors.

   • We note from your response that reporting for all of your stores, including
     convenience stores and liquor stores, is divided into districts, regions and divisions.
     We also note your statement that each reporting unit has a manager, director and
     division vice president that ultimately report to the CEO. Please describe to us in
     more detail the level of discrete financial information that is provided to your CODM,
     including whether your CODM receives any regular information about your districts,
     regions or divisions. Your response should also explain what type of information is
     conveyed by the managers, directors and division vice presidents to your CEO during
     phone calls or meetings. Please note that if discrete financial information is provided
     verbally to your CODM on a regular basis at a level below the consolidated level, this
     may indicate the presence of operating segments below the consolidated level.

   • We note that you sold all Crispers restaurants in July 2011. Please tell us if you
     intend to present Crispers in discontinued operations. We note that the quarterly
     financial statements included in your Form 8-K filed on August 9, 2011 do not
     present any discontinued operations or disposal groups classified as held for sale. See
     ASC 205-20-45, 205-20-50, and 360-10-45.

(4) Consolidation of Joint Ventures and Long-Term Debt, page 34

4.   We have reviewed your response to comment six in our letter dated July 25, 2011 and
        have the following comments:

        •   Clarify how you accounted for the newly consolidated joint ventures prior to the
            application of ASU 2009-17. For example, please tell us if these entities were not
            fully consolidated (1) since you believed you were not the primary beneficiary under
            the variable interest model of FIN 46R, (2) since you believed they did not meet the
            VIE definition, (3) since your joint venture partners had substantive participating
            rights that precluded consolidation under EITF 96-16, or (4) based on some other
            criteria.

        •   As previously requested, please explain how these joint ventures meet the definition
            of a variable interest entity.

        •   Tell us in detail the major joint venture decisions that can be unilaterally made by you
            and the decisions that must be made on a consensus basis. In doing so, explain in
            further detail why you believe the allocation of these rights gives you the power to
            direct the activities that most significantly influence the economic performance of
            these entities.

        •   Quantify for us the impact of these consolidated entities on the balance sheets and
            statements of operations presented in your filing.

 (6) Retirement Plans, page 37

5.   We have reviewed your response to comment seven in our letter dated July 25, 2011.
        Please confirm that the amount you expense for ESOP contributions each month
        represents the actual cash contribution to the plan. If our assumption is incorrect, please
        explain to us in detail how you determine the amount expensed on a monthly basis. Also
        explain why you convert the contribution into shares based on your year end stock price,
        as opposed to the current fair value of your stock, and clarify why this lagged conversion
        does not misrepresent the true value of your contribution to the plan.

6.   We have reviewed your response to comment eight in our letter dated July 25, 2011.
        Considering the material impact of ESOP and 401(k) contributions on your financial
        statements and since your common stock valuation should always be based on a generally
        accepted valuation methodology, we are unclear why telling us and/or disclosing further
        details of your valuation methods would be potentially detrimental to your stockholders.
        Furthermore, please note that we are unable to complete a review of your financial
        statements without gaining comfort that your accounting for stock transactions complies
        with GAAP. Accordingly, please tell us in greater detail how you determine the fair
        value of your common stock in calculating the related compensation costs of your ESOP

and 401(k) plans and in determining that stock sales under your ESPP and Directors Plan are made at fair value. In doing so, explain to us the method(s) and assumptions used in your valuations. If you believe it is appropriate, you may request confidential treatment for your response.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief